Himalaya Shipping Ltd. (HSHP) – 2024 Annual General Meeting date

Hamilton, Bermuda, May 30, 2024

Himalaya Shipping Ltd. advises that the 2024 Annual General Meeting will be held on August 15, 2024. The record date for voting at the Annual General Meeting is set to June 11, 2024. The notice, agenda and associated material will be distributed prior to the meeting.